September 23, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc.

  Form 10-K for the fiscal year ended December 31, 2010

  Filed March 15, 2011

  Form 10-Q for the quarter ended March 31, 2011

  Filed May 10, 2011

  Form 10-Q for the quarter ended June 30, 2011

  Filed August 8, 2011

  File No. 0-32647

Dear Mr. Spirgel:

We appreciate the careful consideration given by the staff of the Securities and Exchange Commission (the “Commission”) to our letter dated August 1, 2011 which was sent in response to the staff’s letter dated July 18, 2011. We are following up on our conference call with the staff on September 13, 2011, which was held to discuss the staff’s letter dated August, 26, 2011(the “Comment Letter”). Knology, Inc. (“Knology” or the “Company”) is submitting this letter to respond in writing to the Comment Letter. The staff’s comments and our responses to these comments are set forth below.

Comments:

Form 10-K for the year ended December 31, 2010

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

1. We note your response to comment three from our letter dated July 18, 2011. We note that you believe the amounts of the errors in the valuation of a derivative due to the misinterpretation of the valuation information were not material since the trends were not materially impacted. We also note that the amounts involved are very material to net income for 2010 and 2009. Please amend the Form 10-K to revise the financial statements to include a restatement for the correction of this error pursuant to ASC 250- 10-45-22 to ASC 250-10-45-27.

Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011

2. Please also restate the financial statements included in your quarterly reports for the periods ended March 31, 2011 and June 30, 2011 and revise your MD&A in these filings accordingly.

Response:

We reported net income of $12,232,000 for the quarter ended March 31, 2011, and $26,401,000 for the six months ended June 30, 2011. The following graph shows our net income trend line from January 1, 2005 through December 31, 2011 (annualized using net income for the six months ended June 30, 2011).

($ in 000’s)

The graph clearly illustrates the upward trend of the Company’s net (loss) income and that the two years during which the error being considered for restatement occurred were “break even” years. The Company believes that because the error occurred during this break-even period, the impact of the error on net income is overstated, but the impact on the trend in net income is de minimis.

Another critical piece of data supporting the immateriality of the interest rate swaps is comparing the Company’s stock price and performance to other companies within our industry when the loss of hedge accounting occurred in the first quarter of 2009 until June 2010. As evidenced by the graph below, the market did not devalue Knology as a result of the loss of hedge accounting and has continued to ignore the results of the gains and losses, and amortization of other comprehensive income (OCI) associated with the interest rate swaps. The swings in stock performance tend to follow the industry trend and variances are based upon the previously discussed performance indicators (EBITDA, free cash flow and net operating income) without regard to the interest rate swaps. Also of importance is the fact that most of the companies Knology is compared to in the following graph are net income producing companies. This adds further evidence for the company’s argument that net income is not the critical measure of our value at the time of this event.

KNOL = Knology CMCSA = Comcast IXIC = NASDAQ Market Index Q = Qwest Communications CTL = CenturyLink MCCC = MediaCom

We also considered the impact on our stock price from the reported increases in net income during 2011. We have updated the analysis discussed in our response letter dated August 1, 2011. While the Company has shown substantial increases in its net income during 2011, Knology’s stock price has fluctuated during 2011, with a closing price of $12.91 on March 31, 2011, $14.85 on June 30, 2011, and $13.59 on September 20, 2011. The Company believes that its historical stock price is driven by its operating results and operating performance.

In our previous response letter, we discussed the factors considered by the Company in evaluating whether the error in the valuation of the interest rate swaps is material, including ASC 250-10-S99, SEC Staff Accounting Bulletin (SAB) Topic 1.M S99-1, issued August 12, 1999, and other considerations discussed in SAB 99. The Company believes strongly that the error is not material and we ask the Commission to consider the trend in reported net income for the Company in 2011 and its impact on the share price in subsequent periods when determining the materiality of the error.

Further, as discussed, it is Knology’s belief that, the impact the restatement would have on our net income trend to date is small. All restatements are disruptive. We believe because the impact on our income trend is small, the costs and disruption of any restatement of prior periods will harm Knology’s investors far more than any benefit derived by investors in amending the 10-K for 2010 and the 10-Q’s for the first two quarters of 2011.

We appreciated the staff’s consideration of our responses. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact me at 706-645-2604.

Sincerely,

/s/ Robert K. Mills
Robert K. Mills Chief Financial Officer

4